SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. 3)

Under the Securities Exchange Act of 1934


Comdisco, Inc.
(Name of Issuer)


COMMON STOCK
(Title of class of securities)


200336-10-5
(CUSIP Number)



Check the following box if a fee is being paid with this statement: /  /




(1)     Names of Reporting Person
        S.S. or I.R.S. Identifica-           Kenneth N. Pontikes
        tion Nos. of Above Person            ###-##-####

(2)     Check the appropriate Box                   (a)
        if a Member of a Group                      (b)

(3)       SEC Use Only

(4)      Citizenship or Place of             United States of America
         Organization

Number of Shares                    (5)  Sole Voting Power
Beneficially Owned                                              -0-
by Each Reporting

Person With                         (6)  Shared Voting          -0-

(7)  Sole Dispositive                        -0-

                                    (8)  Shared Dispositive     -0-
                                         Power
(9)  Aggregate Amount Beneficially
     Owned by Each Reporting Person          -0-

(10) Check if the Aggregate Amount
     in Row (9) Excludes Certain Shares

(11) Percent of Class Represented
     by Amount in Row (9)                                        0%

(12) Type of Reporting Person                                   IN

Schedule 13G
(Amendment No. 3)

Item 1.

    (a)         Name of Issuer:  Comdisco, Inc.

    (b)        Address of Issuer's Principal Executive Office:

               6111 North River Road
               Rosemont, Illinois   60018

Item 2.

   (a)         Name of Person Filing:  Kenneth N. Pontikes

   (b) Address of Principal Business Office or, if none, Residence:

                6111 North River Road
                Rosemont, Illinois   60018

   (c)          Citizenship:  United States of America

   (d)          Title of Class of Securities: Common Stock

   (e)          CUSIP Number:  200336-10-5

Item 3.         Not Applicable

Item 4.         Ownership.

    (a)         Amount Beneficially Owned:

                  -0- (1)

    (b)         Percent of Class

                   0%

    (c)         Not Applicable.



(1) Mr. Kenneth N. Pontikes died on June 24, 1994. Pursuant to the terms of his estate plan, those shares of Comdisco Common Stock beneficially owned by him at the time of his death were transferred following his death to his estate and to certain trusts established by Mr. Pontikes during his lifetime.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.     Notice of Dissolution of Group.

Not applicable.

Item 10.     Certification.

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                              /s/Nicholas K. Pontikes
                              Nicholas Pontikes, as executor
                              of the Estate of Kenneth N. Pontikes.


February 10, 1995